July 27, 2021

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Lewis; Wilson Lee; Maryse Mills-Apenteng; James Lopez Division of Corporation Finance

Re:	XPAC Acquisition Corp. Registration Statement on Form S-1 Filed May 13, 2021, as amended File No. 333-256097

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of XPAC Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4 p.m. eastern time on July 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 300 copies of the preliminary prospectus dated July 27, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Juan Carlos George
Name: Juan Carlos George
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]